1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2005
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _____.)

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Taiwan Semiconductor Manufacturing Company Ltd.

Date: September 8, 2005	By /s/ Lora Ho
Lora Ho Vice President & Chief Financial Officer

TSMC Monthly Sales Report — August 2005
Hsinchu, Taiwan, R.O.C. — September 8, 2005 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that net sales for August 2005 totaled NT$23,182 million, and that revenues for January through August 2005 were NT$158,199 million.
Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, “Due to continued demand recovery from our customers, wafer shipments for August 2005 increased over July 2005. As a result, net sales for August 2005 increased by 11.2 percent compared to July 2005. On a year-over-year basis, net sales for August 2005 decreased 1.0 percent.”
“Due to a better-than-expected recovery of customer demand as well as a more favorable NT/US dollar exchange rate, we have full confidence that we shall meet our third quarter guidance,” Ms. Ho added.
Sales Report:

			(Unit: NT$ million)
Net Sales	2005*	2004	Increase (Decrease) %
August	23,182	23,414	(1.0)
January through August	158,199	168,944	(6.4)

*	Year 2005 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
September 08, 2005
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of August 2005.
1)  Sales volume (in NT$ thousand)

Period	Items	2005	2004
Aug	Invoice amount	19,706,920	23,451,967
Jan — Aug	Invoice amount	151,163,827	163,242,292
Aug	Net sales	23,182,037	23,413,876
Jan — Aug	Net sales	158,198,537	168,943,954
2)  Funds lent to other parties (in NT$ thousand)

	Limit of lending	Aug		Bal. as of period end
TSMC	76,839,985	—		—
TSMC’s subsidiaries	32,356,940	67,950	*	2,947,590

*	The deviation was due to the fluctuation in currency exchange rate.
3)  Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Aug		Bal. as of period end
TSMC	96,049,982	52,850	*	2,292,570
TSMC’s subsidiaries	N/A	—		—
TSMC endorses for subsidiaries		52,850		2,292,570
TSMC’s subsidiaries endorse for TSMC		—		—
TSMC endorses for PRC companies		—		—
TSMC’s subsidiaries endorse for PRC companies		—		—

*	The deviation was due to the fluctuation in currency exchange rate.
4)	Financial derivative transactions (in NT$ thousand) Hedging purpose (for assets / liabilities denominated in foreign currencies)

	Forward	Swap	Others
Margin Payment	—	—	—
Premium Income (Expense)	—	—	—
Outstanding Contracts
Notional Amount	7,040,115	61,280,335	—
Mark to Market Profit/Loss	(132,708)	(1,171,253)	—
Expired Contracts
Notional Amount	97,671,457	185,038,913	—
Realized Profit/Loss	236,565	(160,967)	—